ROBERT C. LASKOWSKI
Attorney at Law
520 S.W. Yamhill
Suite 600
Portland, Oregon 97204-1329

Telephone	Facsimile
(503) 241-0780	(503) 227-2980
e-mail: roblaw@hevanet.com

March 16, 2009

Tom Jones
Securities and Exchange Commission
100 F Street N. E.
Washington, D.C. 20549

Rotoblock Corporation
Preliminary Information Statement on Schedule 14C
Filed February 9, 2009
File No. 0-51428

Dear Mr. Jones:

Enclosed is an amended Information Statement which is marked to show revisions and additions in response to your comment letter of February 25, 2009.

You are responding to your comments on behalf of the company in the same order as they appeared in your letter.

General

1.           As we informed you in our letter of March 4, 2009, the company has decided to hold a special meeting of the shareholders, instead of seeking approval by consent action, to approve the reverse stock split and increase  the authorized capital stock. The company will forego for the present time an amendment to the Articles of Incorporation granting the directors the authority to undertake future reverse stock splits without the need for shareholder approval.

Tom Jones
March 16, 2009

2.           At the time the company received your comment letter, Chien Chih Liu, the company’s Chief Executive Officer, had contacted only eight people for the purpose of obtaining consent to the original intended consent action without a meeting. These eight people were himself and  his sister; the directors of the company; the company’ s former corporate secretary who continues to be employed by the company; and a shareholder who is a consultant to the company. Each of these people  are either part of the company’s management or have a business or personal  relationship with the company’s management or Mr. Liu. None had any prior understanding, agreement or arrangement concerning their consent as shareholders to corporate actions and none were issued shares of the company’s common stock for the purpose of providing shareholder consent. Upon your initial call to me to  advise of your forthcoming comment letter, Mr. Liu ceased any further efforts to obtain consents.

3.           On page 4 of the revised Information Statement, we have included additional disclosures in response to your comment.

Reverse Split of the Common Stock

4.           At the bottom of page 2 and continuing on to pager 3, additional disclosures have been made regarding the reasons for and the immediate impact of the proposed reverse stock split.

Amendment to the Articles of Incorporation

5.	On page 4, there are additional disclosures in response to your comment.

6.           At the top of page 4, we have stated that there are no plans, arrangements or understandings regarding the issuance of any Common or Preferred Stock

7.           On page 3, we have added new disclosures in response to your comment.

8.           At the bottom of page 3 and the top of page 4, we have expanded the original disclosures concerning the potential anti-takeover effect of the increase in the number of shares of Common Stock and the authorization of classes of capital stock.

Tom Jones
March 16, 2009

Security Ownership of Executive Officers, Directors and Five Percent Holders

9.           In response to your comment, footnotes have been added to the table on page 5.

The revised Information Statement does not refer to the record date for shareholders entitled to attend and vote at the shareholder meeting. The company’s Bylaws provide that the record date is to be the day before the first notice is given to the shareholders. The company will not know that date until you have advised that there will be no further comments and the mailing date of the Information Statement has been determined. Since the meeting date has been tentatively set as April 24, the company expects to commence mailing no later than April 3 in compliance with Rule 14c-2(b).

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter has been reviewed and approved by Chien Chih Liu, the company’s Chief Executive Officer.

If you have any questions regarding our responses, please contact this office.

Very truly yours,

Robert C. Laskowski

/rcl
cc: Gene Liu